

November 6, 2012

<u>Via E-mail</u>
Mark H. Collin
Chief Financial Officer
Unitil Corporation
6 Liberty Lane West
Hampton, NH 03842

   Re: **Unitil Corporation**
      Form 10-K for Fiscal Year Ended December 31, 2011
      Filed February 1, 2012
      File No. 001-08858

Dear Mr. Collin:

   We have reviewed your letter dated October 23, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the year ended December 31, 2011</u>

<u>Item 8. Financial Statements and Supplementary Data</u>

<u>Consolidated Balance Sheets, page 50</u>

1. We note your response to comment 1 in our letter dated October 10, 2012. In order to enhance transparency, please revise to break out the Accrued Revenue line item to separately present at a minimum both unbilled revenues and regulatory assets either on the face of the balance sheets or in the notes to the financial statements.

Consolidated Statements of Cash Flows, page 52

2. We note your response to comment 4 in our letter dated October 10, 2012. Please tell us the amount of accounts payable that relates to capital expenditures as of December 31, 2011 and 2010.

Note 1: Summary of Significant Accounting Policies, page 54

3. We note your response to comment 5 in our letter dated October 10, 2012. As you recover the cost of removal for regulated assets in rates and have not identified an asset retirement obligation ("ARO") within the scope of ASC Subtopic 410-20, please revise or explain why a regulatory asset or liability has not been recorded in accordance with ASC 980-410-25-2 for those removal costs you recover through rates that are not related to AROs within the scope of ASC Subtopic 410-20.

Note 3: Long-Term Debt, Credit Arrangements, Leases and Guarantees, page 62

Credit Arrangements, page 65

4. We have read your response to comment 6 in our letter dated October 10, 2012. Please expand on but do not limit your response to address the following additional questions:

    - We note the journal entries you provided in your response address injection and withdrawal activity over the contract term. Please provide the journal entries to record the sale of inventory at contract onset to and subsequent repurchase of remaining volumes of inventory at contract expiration from the asset manager as described on page 65 of your Form 10-K for the year ended December 31, 2011.

    - Please tell us whether you or the asset manager holds title and risk of loss to physical inventory held at the storage facility during the agreement period.

    - We note in your response that Northern Utilities pays the asset manager for the balance of any unutilized volumes still in storage at the end of the term of the agreement. Please explain what factors you considered in assessing this purchase obligation, as well as any other contractual obligations stated in the agreement, for derivative accounting implications.

Note 4: Energy Supply, page 66

5. We note your response to comment 7 in our letter dated October 10, 2012. Please confirm our understanding that these contracts are full requirements contracts and do not contain provisions that could establish a notional.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3377 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief